                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  ALPHARMA INC.
                                 ---------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.20 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                   001629 10 4
                                  -------------
                                 (CUSIP Number)

                                EINAR W. SISSENER
                                C/O ALPHARMA INC.
                               ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024
                          ----------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  JULY 11, 2001
                                 ---------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              Page 1 of 34 Pages

CUSIP No. 001629 10 4                  13D                 Page 2 of 34 Pages

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON

                A. L. Industrier AS
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                00, BK
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           / /
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Norway
--------------------------------------------------------------------------------
  NUMBER OF     7      SOLE VOTING POWER

   SHARES              9,500,000
                ----------------------------------------------------------------
BENEFICIALLY    8      SHARED VOTING POWER

  OWNED BY             -0-
                ----------------------------------------------------------------
    EACH        9      SOLE DISPOSITIVE POWER

  REPORTING            9,500,000
                ----------------------------------------------------------------
   PERSON       10     SHARED DISPOSITIVE POWER

    WITH               -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,500,000 (See Item 5)
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                           / /
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.6%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------

                  Amendment No. 5 to Statement on Schedule 13D

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Amendment No. 5 to its Schedule 13D Statement dated February 19, 1997 (as amended from time to time, the "Schedule 13D") relating to the Class A Common Stock, par value $.20 per share (the "Common Stock") of Alpharma Inc. (the "Issuer") to amend the items and schedules set forth herein and to file certain exhibits. No amendment is made to the items or schedules not set forth below.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The Schedule 13D is the statement of A. L. Industrier AS ("Industrier") with respect to shares of Common Stock of the Issuer which are issuable upon conversion on a share for share basis of shares of Class B Common Stock, par value $.20 per share (the "Class B Stock") of the issuer. Until its name change in 1994, Industrier's corporate name was Apothekernes Laboratorium A.S.

         Certain information required by Item 2 concerning directors and executive officers of Industrier is set forth on Schedule A attached hereto, which Schedule A is incorporated herein by reference.

         Mr. Einar W. Sissener ("Sissener") is Chairman of the Board of Industrier and, together with a family controlled private holding company and certain relatives, beneficially owns approximately 51% of Industrier's outstanding shares entitled to vote and, accordingly, may be deemed a controlling person of Industrier.

         (b) The address of the principal business office of Industrier and Sissener is Harbitzalleen 3, 0275 Oslo, Norway.

         (c) Industrier is a holding company which owns, in addition to its interest in Issuer's shares, controlling and non-controlling interests in corporations engaged, primarily in Norway and other European countries, in the food industry, the medical diagnostic industry and other industries and owns certain real estate interests in Norway.

         (d) During the past five years, neither Industrier, nor to the knowledge of Industrier any of the executive officers or directors of Industrier, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Industrier, nor to the knowledge of Industrier any of the executive officers or directors of Industrier, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Industrier is a corporation organized and existing under the laws of Norway and, to its knowledge, each of its executive officers and directors is a citizen of Norway.

                              Page 3 of 34 Pages

         ITEM 4.  PURPOSE OF TRANSACTION.

         The purposes of the transactions contemplated by the letter agreement dated July 11, 2001 by and between Industrier and Issuer (the "Note Exchange Agreement") are to increase Industrier's equity investment in Issuer and to increase Issuer's equity base in connection with debt financing for the proposed purchase of the oral pharmaceutical business of F.H. Faulding & Co Limited (the "Oral Pharmaceutical Business") by one of Issuer's subsidiaries.

         Subject to such actions as may be taken pursuant to the Issuer's Board of Directors in the normal course of carrying out its responsibilities (including pursuing a corporate strategy which includes seeking the acquisition of other businesses), Industrier has no present plan or proposal which relates to or would result in the acquisition or disposition by any person of securities of Issuer, any extraordinary corporate transactions and/or material sale of the assets of Issuer, any change in the Board of Directors (except as may occur at the next annual meeting of Issuer), any material change in Issuer's capitalization (except such as would occur as a result of the exchange of the B Notes for Class B Stock described in Item 5 below), dividend policy, business or corporate structure, any change in Issuer's certificate of incorporation or bylaws or other instruments which may impede an acquisition of control of Issuer, causing any class of Issuer's securities to be delisted or become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 or any similar action.

         Nothing herein is intended to limit Industrier's right and ability to suggest to Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Stock of Issuer to elect a majority of Issuer's directors.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Industrier beneficially owns 9,500,000 shares of Common Stock which it may acquire upon conversion, on a share for share basis, of the Class B Stock which it beneficially owns. Such beneficial ownership constitutes approximately 23.6% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options or convertible securities of the Issuer).

         On March 30, 1998 Industrier acquired $67,850,000 of the 5 3/4% convertible (Class B) subordinated notes of the Issuer (the "B Notes").

         Approximately 49.9% of the Class B Stock and B Notes beneficially owned by Industrier was previously pledged to Den norske Bank (the "Bank"). Such pledge has since been released. Industrier and its subsidiaries have agreed with the Bank not to pledge any Class B Stock or B Notes to any third party.

         The B Notes beneficially owned by Industrier convert into Class B Stock at a conversion price of $28.59375 per share upon the occurrence of certain events, including the conversion into Common Stock of at least 75% of the 5 3/4% Convertible Subordinated Notes due 2005 (the "A Notes") by the holders thereof. The A Notes in a principal amount of $125,000,000 were issued by the Issuer on March 30, 1998 and $124,945,000 principal amount were outstanding at June 30, 2001. The A Notes are immediately convertible into Common Stock at a conversion price of $28.59375 per share. The B Notes are also convertible by a pledgee in the event of a default in the secured obligations or, after October 31, 1999, by a transferee of the B Notes or a portion

                              Page 4 of 34 Pages
thereof. Industrier does not beneficially own shares issuable on conversion of the B Notes because the B Notes are not convertible within 60 days.

         On December 22, 1998 the B Notes were sold by Industrier to Wangs Fabrik AS ("Wangs"), a subsidiary of Industrier. On December 27, 2000, Industrier caused Wangs to transfer record ownership of the B Notes to AL Chemy AS ("AL Chemy"), another subsidiary of Industrier. Following these transfers of record ownership, Industrier retains beneficial ownership of the B Notes.

         Pursuant to the Note Exchange Agreement, Industrier and the Issuer have agreed that Industrier will deliver to Issuer the B Notes in exchange (the "Exchange") for (i) 2,372,897 shares of Class B Stock (i.e., the same number of shares as if the B Notes were converted at $28.59375 per share) and (ii) the agreement of Issuer to pay to Industrier a payment equal to the amount of interest equal to the greater of (x) the interest accrued through the date of the Exchange on the B Notes or (y) that interest which would accrue on the B Notes from April 1, 2001 through October 1, 2001 (less any accrued interest with respect to such period otherwise paid with respect to the B Notes) (in either case, the "Interest"). The Note Exchange Agreement does not preclude or affect any decision by the Issuer calling for redemption all of the A Notes at any time in accordance with the terms therein. If, at any time prior to the closing of the offer for the acquisition of the Oral Pharmaceutical Business (the "Offer Closing"), the Issuer calls for the redemption of all of the A Notes and the holders of a majority of the A Notes elect to receive cash, then Industrier will receive the Interest plus an additional payment equal to 3.286% (i.e., the redemption premium amount) of the face value of the B Notes. If, prior to the Offer Closing, the Issuer calls for the redemption of all of the A Notes and the holders of a majority of the A Notes elect to convert the A Notes into Common Stock, then the B Notes will automatically convert into 2,372,897 shares of Class B Stock and the Issuer will not be obligated to pay Industrier, and Industrier will not be entitled to receive, any other payment. The Note Exchange Agreement also contains provisions intended to make Industrier as holder of the B Notes whole if the A Notes or a portion thereof are offered any inducement to convert into Common Stock.

         (b) 8,226,562 of the shares of Common Stock beneficially owned by Industrier are held of record by Wangs. However, Industrier possesses sole power to direct voting and disposition of such shares. Sissener beneficially owns 508,668 shares of Common Stock and he possesses sole power to direct voting and disposition of the shares of Common Stock beneficially owned by him.

         (c) Industrier has effected no transactions in the Issuer's Common Stock during the past sixty days.

         (d) No person other than Industrier has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Stock beneficially owned by Industrier or the Common Stock issuable upon conversion therefore.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Industrier is not a party or otherwise subject to any contract, arrangement, understanding

                              Page 5 of 34 Pages
or relationship with any person relating to any securities of the Issuer, except:

         (i) A Loan Agreement dated December 29, 1998 by and among Wangs and the Bank filed as Exhibit 1 to this Amendment. The provisions of such Exhibit 1 are hereby incorporated herein by reference;

         (ii) An Amendment and Novation to the Loan Agreement described in clause (i) of this Item 6 dated December 28, 2000 by and among Wangs, AL Chemy and the Bank filed as Exhibit 2 to this Amendment. The provisions of such
Exhibit 2 are hereby incorporated herein by reference;

         (iii) The B Notes, a form of which was filed as Exhibit V to Amendment No. 3 to the Schedule 13D; and

         (iv) The Note Exchange Agreement described in Item 4 above and filed as
Exhibit 3 to this Amendment. The provisions of such Exhibit 3 are hereby incorporated herein by reference.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 --      Loan Agreement dated December 29, 1998 by and among
                           Wangs and the Bank

         Exhibit 2 --      Amendment and Novation to the Loan Agreement in
                           Exhibit 1 dated December 28, 2000 by and among Wangs,
                           AL Chemy and the Bank

         Exhibit 3 --      Letter Agreement dated July 11, 2001 between A. L.
                           Industrier AS and Alpharma Inc.

                              Page 6 of 34 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  July 25, 2001

                                      A. L. INDUSTRIER AS


                                      By: /s/ Glen E. Hess
                                         ------------------------------------
                                      Name: Glenn E. Hess
                                      Its:  Attorney-in-fact
                                            As authorized attorney-in-fact



                              Page 7 of 34 Pages

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               A. L. INDUSTRIER AS



DIRECTORS


                                 PRINCIPAL OCCUPATION
              NAME                     EMPLOYER                  ADDRESS
     ----------------------     ----------------------    ----------------------
     Anne Karin Braten          Production Advisor        Ovenbakken 12A
                                Alpharma AS               1361 Osteras
                                                          Norway

     Bjorn Joldal               Former Pharmacist         Tollefslokka 9
                                Retired                   1386 Asker
                                                          Norway

     Jannik Lindbaek            Chairman                  Melkeveien 7
                                Den norske Bank ASA       0779 Oslo
                                                          Norway

     Einar Andreas Sissener     Working Chairman          Moe Gard
                                Thor Dahl AS              3215 Sandefjord
                                                          Norway

EXECUTIVE OFFICERS



              NAME              OFFICE WITH INDUSTRIER           ADDRESS
     ----------------------     ----------------------    ----------------------
     Sverre Bjertnes            General Manager,          Bjornslettveien 2
                                Managing Director         0382 Oslo
                                                          Norway

     Einar Wilhelm Sissener     Chairman of the Board     Thomas Heftyes Gate 36
                                                          0264 Oslo
                                                          Norway